RECEIVED
2009 NOV 18 P 12:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

82-4567

ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, November 16th ,2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

09047322

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2009 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

dlw 11/19

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 30 de setiembre del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Lima, 27 de octubre de 2009

Ferreyros

Reporta
Informe de gerencia
Ferreyros S.A.A. y subsidiarias


IVECO

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La misión de Ferreyros es proveer soluciones de primer nivel a sus clientes, facilitándoles en todo el territorio nacional los bienes de capital y los servicios que requieren para crear valor en los mercados en los que actúan, a través de un portafolio de marcas líderes y un reconocido soporte posventa.

Ferreyros y ocho compañías subsidiarias componen la Organización Ferreyros, la cual aporta una oferta diversificada para cubrir las necesidades de importantes sectores económicos del país, con especial énfasis en negocios relacionados con bienes de capital.

Con una oferta de equipos y servicios de alta especialización en diferentes puntos del Perú, la Organización Ferreyros apuesta por incrementar el nivel de satisfacción de sus clientes, alcanzar una mejor cobertura del mercado y generar oportunidades de crecimiento conjunto entre sus empresas.

Subsidiarias y negocio conjunto

Orvisa S.A.
Unimaq S.A.
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Caucho & Representaciones S.A.C.
Ferrenergy S.A.C. (negocio conjunto)
Cresko S.A.

RESULTADO AL 30-09-09

La utilidad neta de Ferreyros y subsidiarias acumulada al 30-09-09 asciende a S/. 98.4 millones frente a S/. 85.3 millones de similar período del año anterior, lo cual representa un incremento de 15.4%.

Al 30-09-09, Ferreyros y subsidiarias efectuaron ventas por S/. 1,735.3 millones (US$ 570.3 millones), ligeramente inferiores (-3.8%) a las del mismo período del año anterior, las cuales ascendieron a S/. 1,804.8 (US$ 625.3 millones).

En el tercer trimestre (3T) 2009 las ventas de Ferreyros y subsidiarias ascendieron a US$ 186.8 millones en comparación con US$ 196.4 millones del mismo período del año anterior, lo que representa una disminución de 4.9%. El buen volumen de ventas del 3T 2009 ha sido alcanzado pese a la coyuntura de desafío económico que ha caracterizado al actual ejercicio en contraste con un año 2008 de excepcional desempeño económico en el país. De la venta total del 3T 2009, US$ 151.2 millones corresponden a Ferreyros y US$ 35.6 millones a subsidiarias (3T 2008: Ferreyros US$ 158.3 millones; subsidiarias US$ 38.1 millones).

Ferreyros y Subsidiarias: Evolución de las ventas
(En US$. millones)


840
700
560
420
280
140
0

2006	2007	2008	3T 2008	3T 2009
443	619	783	196.4	186.8

Orvisa S.A., líder en la distribución de bienes de capital en la Amazonía, es una de las compañías con mayor volumen de operaciones en la zona. Atiende a la región amazónica con las mismas líneas de productos y marcas - entre ellas Caterpillar- que ofrece Ferreyros a los sectores agrícola,

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

transporte, forestal e hidrocarburos, principalmente. Al 30 de setiembre del 2009, reportó ventas por US$ 19.0 millones en negocios orientados, básicamente, a la explotación de petróleo y al sector forestal. Una parte importante de sus ventas está sustentada por la ejecución de un contrato de mantenimiento integral con un cliente del sector petrolero.

La utilidad neta de Orvisa al 30 de setiembre del 2009 ascendió a US$ 1.4 millones.

Unimaq S.A. es una empresa especializada en atender el segmento de la construcción general mediante la venta y el alquiler de equipos ligeros. Como parte de su portafolio, esta firma comercializa la línea de equipo ligero Caterpillar, que se orienta principalmente a la construcción urbana. Al 30 de setiembre del 2009 alcanzó un nivel de ventas de US$ 49.9 millones.

La utilidad neta de Unimaq al 30 de setiembre del 2009 ascendió a US$ 2.8 millones.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metalmecánico. Al 30 de setiembre del 2009 generó ventas por US$ 10.3 millones (mayores en 56% a las ventas reportadas al 30 de junio del 2009). Las ventas incluyen ingresos producidos por la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa al 30 de setiembre del 2009 ascendió a US$ 0.5 millones.

Depósitos Efe S.A. es una subsidiaria cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. Al 30 de setiembre del 2009 realizó ventas por US$ 1.1 millones, las cuales fueron generadas, principalmente, por almacenaje de líquidos y consolidación de sus operaciones con clientes, así como por la incorporación del negocio del complejo logístico Fargoline que inició operaciones en el mes de agosto. Este nuevo proyecto permite a la Organización Ferreyros atender a sus clientes con una oferta integral complementaria al almacenaje de mercancías.

Al 30 de setiembre del 2009 Depósitos Efe S.A. reportó una utilidad neta de US$ 0.6 millones.

Domingo Rodas es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. Al 30 de setiembre del 2009 realizó ventas por US$ 2.8 millones.

El resultado de Domingo Rodas al 30 de setiembre del 2009 es una pérdida neta de US$ 0.3 millones, debido a la disminución del precio del langostino, principalmente en Estados Unidos y Europa, debido a la crisis financiera internacional.

Mega Representaciones Al 30 de setiembre del 2009, reportó ventas por US$ 16.8 millones (incremento de 42% respecto a las ventas del mismo período del año anterior). Desarrolla sus actividades de ventas y servicio de neumáticos Goodyear, así como de distribución de lubricantes Mobil, principalmente, en los sectores minería, construcción, transporte, agricultura e industria.

Al 30 de setiembre del 2009 la utilidad neta de Mega Caucho alcanzó la cifra de US$ 0.5 millones.

Ferrenergy S.A.C., constituida en enero del 2006, tiene como accionistas a Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para venta de

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio de 2007, y ha facturado US$ 3.5 millones al 30 de setiembre del 2009.

Al 30 de setiembre del 2009 la utilidad neta de Ferrenergy ascendió a US$ 155 mil.

Cresko S.A. inició sus operaciones en octubre del 2007 para atender, con productos especializados, ciertos segmentos de los mercados de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado al 30 de setiembre del 2009 asciende a US$ 8.4 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial de Ferreyros en esta empresa fue de US$ 1.5 millones.

El resultado de Cresko al 30 de setiembre de 2009 es una utilidad de US$ 11 mil.

RESULTADO DEL TERCER TRIMESTRE

En el 3T 2009 las ventas ascendieron a S/. 549 millones, frente a S/. 572 millones del 3T 2008. La variación de –4.0% se ha producido en un contexto de importantes retos económicos para el país, y en comparación con un año que constituyó uno de los periodos de mayor crecimiento de la economía peruana. La utilidad en ventas del 3T 2009 ascendió a S/. 118.3 en comparación con S/. 137.6 millones del mismo período del año anterior, lo que representa una disminución de 14.1%. En términos porcentuales, el margen bruto del 3T 2009 es menor al del 3T 2008 (21.5% en el 3T 2009; 24.0% en el 3T 2008). Esta disminución en el margen bruto se debe principalmente a la variación en el tipo de cambio. En el 3T 2009 hubo una apreciación del sol respecto al dólar de 4.24%, razón por la cual las ventas en dólares efectuadas en dicho período se registraron a tipos de cambios menores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Sin embargo, esta disminución en la utilidad bruta fue compensada con creces con la utilidad en cambio generada por el ajuste de las obligaciones en dólares, las cuales corresponden en su mayor parte a compras de inventario.

La utilidad neta del 3T 2009 ascendió a S/. 30.5 millones en comparación con S/. 31.4 millones del mismo período del año anterior, lo cual equivale a una disminución de 3.0%. El buen resultado del 3T 2009, se debe, a la participación de varios factores. Entre ellos, haber alcanzado un buen volumen de ventas del orden de los S/. 549 millones, una reducción en los gastos financieros frente a los del segundo trimestre, gracias a una disminución de la deuda y a una utilidad en cambio de S/. 26 millones. Debe notarse que el inventario al cierre del 3T 2009 está registrado a un tipo de cambio promedio de S/. 3.041, mientras que el tipo de cambio vigente al 30-09-09 es de S/. 2.885, existiendo, por lo tanto, la posibilidad de que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor al utilizado para registrar su costo de adquisición.

Esta situación se debe a que, de acuerdo a lo establecido por las NIIF, los inventarios y la flota de alquiler que se transan en dólares en el mercado deben ser registrados en su equivalente en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo de cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra por ajustes en los pasivos y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

GESTION COMERCIAL

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Tal como se mencionó anteriormente, las ventas del 3T 2009 ascendieron a S/. 549 millones, en comparación con S/. 572 millones del mismo período del año anterior, lo cual representa una disminución de 4%. (Ver explicación de esta variación en la página 5, sección "Ventas netas").

La estrecha diferencia entre el resultado del 3T 2009 y su similar del 2008, un año excepcionalmente positivo, fue posible gracias a los resultados de importantes líneas de venta. Entre las más destacadas en el período tenemos las de repuestos y servicios, que en el 3T 2009 ascendieron a S/. 227.1 millones, en comparación con S/. 193.8 millones del 3T 2008, lo cual significa un incremento de 17.2%, debido al continuo crecimiento del parque de máquinas Caterpillar en el país y los altos estándares del soporte postventa de Ferreyros.

Otra línea de venta que también resaltó en el período fue la de alquiler de equipos, con un crecimiento de 29.1% en relación con el mismo período del año anterior.

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2008 el 82% del total de las ventas de Ferreyros y subsidiarias, y han alcanzado el 82% de las mismas durante los primeros 9 meses del año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales



Caterpilar
82%
Otros
8%
Autom
7%
Agrícola
3%

En cuanto a la distribución de las ventas por sectores económicos, se debe destacar las ventas a los sectores minería y construcción, las cuales han tenido una participación de 47% y 23%, respectivamente, en el total de ventas del 3T 2009.

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 3T 2009
(En porcentajes)



Comercio
3%
Pesca
4%
Industria
3%
Agricultura
2%
Transporte
3%
Hidrocarburo
2%
Construccion
23%
Gobierno
6%
Serv Equipos
3%
Otros
4%
Minería
47%

HECHOS DESTACADOS EN EL TRIMESTRE

Ferreyros abastecerá de la maquinaria de superficie requerida para la explotación del proyecto cuprífero Toromocho, a cargo de la minera Chinalco, por un monto estimado de US$ 115 millones. La flota está compuesta por 44 unidades, que incluyen 25 camiones mineros Caterpillar, de 100 y 400 toneladas cortas; cargadores, tractores y demás flota auxiliar, además de perforadoras eléctricas Atlas Copco. Los equipos serán entregados a partir del primer trimestre del 2010 y a lo largo de los próximos tres años, concentrándose la mayor parte de la venta en el año 2012.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Cabe señalar que esta operación marca la llegada al Perú de los primeros camiones Caterpillar de 400 toneladas cortas, los más grandes del mundo.

Con una inversión inicial de S/. 34 millones en infraestructura y equipamiento, en el mes de agosto inició operaciones el complejo de servicios logísticos Fargoline, compañía subsidiaria de Ferreyros, que ofrecerá en una misma instalación el almacenaje de mercancías en depósito temporal, aduanero y simple, para diversos sectores productivos. En un área de 65,000 m2, las instalaciones de Fargoline se encuentran en el kilómetro 10 de la Av. Néstor Gambetta, Callao. Como una parte de su portafolio de servicios, el complejo logístico asumirá las labores desarrolladas por Depósitos EFE, empresa de la Organización Ferreyros dedicada por más de 25 años a brindar servicios de depósito aduanero y simple.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al tercer trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2009 ascendieron a S/. 549.3 millones, en comparación con S/. 572.4 millones del mismo período del año anterior, lo que equivale a una disminución de 4%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 20.1% con respecto a las del 3T 2008 (S/. 238.8 millones en el 3T 2009; S/. 298.7 millones en el 3T 2008), debido a:

- Disminución en la venta de equipos agrícolas de 42.7% (S/. 8.2 millones en el 3T 2009; S/. 14.3 millones en el 3T 2008), explicada por una caída significativa en la demanda del mercado agroexportador.

- Disminución de 69.2% en las ventas de la línea automotriz (S/. 26.3 millones en el 3T 2009; S/. 85.3 millones en el 3T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución en la demanda de vehículos en general, así como del endurecimiento del crédito bancario como resultado de la crisis financiera internacional.

Estas disminuciones fueron compensadas parcialmente por:

- Incremento de 2.2% en la venta de equipos *Caterpillar* (S/. 187.5 millones en el 3T 2009; S/. 183.5 millones en el 3T 2008), generado por mayores ventas a empresas del sector construcción.

- Incremento de 7.4% en las ventas de unidades usadas (S/. 16.8 millones en el 3T 2009; S/. 15.6 millones en el 3T 2008), debido a un aumento en la venta de unidades de la ex flota de alquiler, principalmente, a clientes del sector construcción..

Asimismo, es importante resaltar que las ventas de repuestos y servicios mostraron en el 3T 2009 un incremento de 17.2% en comparación con las del mismo período del año anterior (S/. 227.1 millones en el 3T 2009; S/.193.8 millones en el 3T 2008).

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ventas - Repuestos y Servicios
(en millones de soles)


636
636
763
575
642
2006
2007
2008
Ene-Set 2008
Ene-Set 2009

Por otra parte, cabe destacar que los ingresos por alquiler de equipo pesado en el 3T 2009 fueron superiores en 29.1% a las del mismo período del año anterior (S/. 29.0 millones el 3T 2009; S/. 22.4 millones en el 3T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, muchos de los cuales han postergado la adquisición de una parte de su requerimiento de equipo nuevo.

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2009 ascendió a S/. 118.3 millones, en comparación con S/. 137.6 millones del mismo período del año anterior, es decir, una disminución de 14.1%, frente al 4% de disminución en las ventas. En términos porcentuales, el margen bruto del 3T 2009 es menor al del mismo período del año anterior (21.5% en el 3T 2009; 24.0% en el 3T 2008). La disminución en el margen bruto porcentual se debe a una disminución en el tipo de cambio, lo cual ha generado una reducción importante en la conversión de los precios de venta en dólares a nuevos soles, mientras que el costo de venta ha quedado registrado a un tipo de cambio mayor que el de la venta.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 76.3 millones en el 3T 2009, en comparación con S/. 76.1 millones del mismo período del año anterior, lo que significa un ligero incremento de 0.3%. Esto debido, principalmente, a la contratación de personal técnico en el segundo semestre del 2008, que se ha mantenido en el 2009, para atender la demanda de servicios de mantenimiento y reparación del importante parque de máquinas y equipos vendidos en años anteriores; y al aumento de los gastos de almacenaje ocasionado por el crecimiento del inventario de productos principales (ver explicación de la variación de existencias en la página 8).

En el 3T 2009 los gastos de venta y administración representaron el 13.9% de las ventas netas frente al 13.6% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el 3T 2009 se registró en este rubro un egreso neto de S/. 1.8 millones en comparación con un ingreso neto de S/. 3.6 millones del mismo período del año anterior. En 3T 2009, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un ingreso por S/. 1.7 millones por ventas de activos fijos operacionales; iv) un egreso de S/. 1.4 millones por provisión de fluctuación de valores; v) un egreso de S/. 6.5 por provisión para desvalorización de existencias y vi) otros ingresos netos por S/. 3.2 millones. En el tercer trimestre de 2008, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.5 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.4 millones por ventas de activos fijos operacionales; e iv) ingresos diversos por S/. 2.7 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del 3T 2009 ascendieron a S/. 5.7 millones en comparación con S/. 9.0 millones del mismo período del año anterior, lo que representa una disminución de 36.3%,

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos: a partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros está siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 21.0 millones en el 3T 2009 en comparación con S/.18.0 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 145.2 millones en el pasivo promedio sujeto a pago de intereses (S/. 1,033.4 millones en el 3T 2009; S/. 888.2 millones en el 3T 2008). Dicho crecimiento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler. Sin embargo, el gasto financiero del 3T 2009 es menor en S/. 5.5 que el del 2T 2009. Como se ha explicado en reportes anteriores, a lo largo del 2008 y hasta febrero de este año, la Compañía aumentó su volumen de compras de maquinaria y equipos para asegurar el abastecimiento al mercado local, frente a la gran demanda mundial que enfrentaron los fabricantes el año 2008 y que ponían en riesgo la disponibilidad de stocks en el Perú. Es por ello que el pasivo promedio del 3T 2008, 4T 2008 y 1T 2009 fueron mayores a los registrados anteriormente con el consecuente mayor gasto financiero. Sin embargo, se aprecia una tendencia decreciente tanto en los pasivos como en los gastos financieros a partir del segundo semestre del 2009.

Adicionalmente, parte del incremento de los gastos financieros se debe a un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de una empresa asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 0.9 millones en el 3T 2009, en comparación con una utilidad de S/. 0.7 millones registrados en el mismo período del año anterior.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 3T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 26.0 millones en comparación con una pérdida en cambio de S/. 5.4 millones en el 3T 2008. La utilidad en cambio del 3T 2009 se explica por una apreciación del sol frente al dólar americano de 4.2%. La pérdida en cambio del 3T 2008 se debe a una devaluación del sol en relación al dólar americano de 0.6%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta de Ferreyros y subsidiarias acumulada al 30-09-09 asciende a S/. 98.4 millones frente a S/. 85.3 millones de similar período del año anterior, lo cual representa un incremento de 15.4%.

La utilidad neta del 3T 2009 ascendió a S/. 30.5 millones en comparación con una utilidad neta de S/. 31.4 millones del mismo período del año anterior, lo

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

que representa una ligera disminución de 3.0%. El resultado del 3T 2009 se debe a la participación de varios factores, entre ellos haber alcanzado un buen volumen de ventas, una disminución de los gastos financieros frente a los del segundo trimestre, gracias a una reducción de la deuda, y adicionalmente, a una importante utilidad en cambio de S/. 26.0 millones mostrada en la partida diferencia en cambio.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de setiembre del 2009 ascendió a S/. 235.8 millones frente a S/. 245.7 millones del mismo período del año anterior, lo cual representa una disminución de 4.0%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 30 de setiembre del 2009, el total de activos ascendió a S/. 1,812.6 millones en comparación con S/. 1,825.9 millones al 30 de setiembre del 2008, lo que representa una ligera disminución neta de S/. 13.3 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución neta de Existencias por S/. 55.5 millones, gracias a los esfuerzos realizados por todas las empresas de la Organización Ferreyros para disminuir sus inventarios desde marzo de este año. Sin embargo, esta situación no ha impedido que se continúe atendiendo puntualmente a los clientes.

   Es importante mencionar que las existencias han disminuido de S/. 1,002.6 millones al 31-12-08 a S/. 618.7 millones al 30-09-09 (-38.3%). Esta reducción debe continuar hasta alcanzar, al cierre del año, el nivel óptimo del inventario, el cual debe ser suficiente para atender 3 meses de venta.

b) Aumento neto del Activo Fijo por S/. 30.9 millones, que se explica, básicamente, por compras de equipos para la flota de alquiler y por la revaluación voluntaria de los terrenos de la Compañía.

PASIVOS

Al 30 de setiembre del 2009, el total de pasivos ascendió a S/. 1,174.5 millones en comparación con S/. 1,278.8 millones al 30 de septiembre de 2008, lo que equivale a una disminución de S/. 104.3 millones (-8.2%).

La conformación de las obligaciones de la empresa al 30 de setiembre del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de setiembre del 2009 es de 1.58, superior al ratio corriente de 1.51 al 30 de setiembre del 2008.

El ratio de endeudamiento financiero al 30 de setiembre del 2009 es 1.40 en comparación con 1.64 al 30 de setiembre del 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 30 de setiembre del 2009 es 1.86 en comparación con 2.36 al 30 de setiembre del 2008.

Estadística Ratio de Endeudamiento Consolidado e Individual



4.0
3.5
3.0
2.5
2.0
1.5
1.0

	Jun-07	Sep-07	Dic-07	Mar-08	Jun-08	Sep-08	Dic-08	Mar-09	Jun-09	Set-09
Consolidado	1.38	1.94	2.06	2.29	2.44	2.36	3.04	3.09	2.28	1.86
Individual	1.36	1.22	1.61	1.93	2.02	1.83	2.48	2.54	1.81	1.44

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 09	%	2T 09	%	3T 08	%	3T 09/ 2T 09 %	3T 09/ 3T 08 %	Acumulado al 30-09-09	%	Acumulado al 30-09-08	%	Var %
Ventas Netas	549,252	100.0	607,061	100.0	572,412	100.0	-9.5	-4.0	1,735,341	100.0	1,804,783	100.0	(3.8)
Costo de Ventas	(430,975)	-78.5	(497,969)	-82.0	(434,798)	-76.0	-13.5	-0.9	(1,356,990)	(78.2)	(1,427,821)	(79.1)	(5.0)
Utilidad en ventas	**118,277**	**21.5**	**109,092**	**18.0**	**137,614**	**24.0**	**8.4**	**-14.1**	**378,352**	**21.8**	**376,962**	**20.9**	**0.4**
Gastos de Venta y Administración	(76,272)	-13.9	(78,012)	-12.9	(76,069)	-13.3	-2.2	0.3	(231,482)	(13.3)	(213,879)	(11.9)	8.2
Otros Ingresos (Egresos), neto	(1,795)	-0.3	1,818	0.3	3,558	0.6	-198.7	-150.5	3,258	0.2	9,452	0.5	(65.5)
Utilidad en operaciones	**40,209**	**7.3**	**32,898**	**5.4**	**65,104**	**11.4**	**22.2**	**-38.2**	**150,128**	**8.7**	**172,536**	**9.6**	**(13.0)**
Ingresos Financieros	5,719	1.0	7,145	1.2	8,981	1.6	-20.0	-36.3	20,128	1.2	26,949	1.5	(25.3)
Utilidad (Pérdida) en cambio	26,044	4.7	47,977	7.9	(5,444)	-1.0	-45.7	-578.4	67,220	3.9	(12,725)	(0.7)	(628.2)
Gastos Financieros	(20,993)	-3.8	(26,524)	-4.4	(17,956)	-3.1	-20.9	16.9	(74,992)	(4.3)	(48,307)	(2.7)	55.2
Participación en los resultados de asociada bajo el método de participación patrimonial	882	0.2	734	0.1	703	0.1	20.2	25.4	1,916	0.1	510	0.0	275.9
Utilidad antes de Participaciones e Impuesto a la Renta	**51,861**	**9.4**	**62,229**	**10.3**	**51,388**	**9.0**	**-16.7**	**0.9**	**164,399**	**9.5**	**138,963**	**7.7**	**18.3**
Participaciones	(4,451)	-0.8	(5,245)	-0.9	(4,434)	-0.8	-15.1	0.4	(14,375)	(0.8)	(11,954)	(0.7)	20.3
Utilidad antes de Impuesto a la Renta	**47,410**	**8.6**	**56,984**	**9.4**	**46,954**	**8.2**	**-16.8**	**1.0**	**150,024**	**8.6**	**127,009**	**7.0**	**18.1**
Impuesto a la Renta	(16,921)	-3.1	(19,121)	-3.1	(15,506)	-2.7	-11.5	9.1	(51,642)	(3.0)	(41,750)	(2.3)	23.7
Utilidad neta	**30,489**	**5.6**	**37,863**	**6.2**	**31,448**	**5.5**	**-19.5**	**-3.0**	**98,383**	**5.7**	**85,260**	**4.7**	**15.4**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	30-Sep-09	30-Sep-08	Variación %
Caja y bancos	53,590	34,757	54.2
Cuentas por cobrar comerciales	436,656	452,887	-3.6
Inventarios	618,678	674,190	-8.2
Otras cuentas por cobrar	35,090	29,748	18.0
Gastos pagados por adelantado	9,906	7,060	40.3
Activo Corriente	**1,153,920**	**1,198,643**	**-3.7**
Cuentas por cobrar comerciales a largo plazo	39,287	55,685	-29.4
Equipo de alquiler	(48,553)	302,661	-116.0
Otros activos fijos	905,071	453,169	99.7
	856,518	755,830	13.3
Depreciación acumulada	(318,915)	(249,142)	28.0
Inmueble, maquinaria y equipo, neto	537,603	506,688	6.1
Inversiones	41,572	35,364	17.6
Otros activos no corrientes	40,212	29,479	36.4
Activo no Corriente	**658,673**	**627,215**	**5.0**
Total Activo	**1,812,593**	**1,825,858**	**-0.7**
Deuda de corto plazo	169,350	128,380	31.9
Otros pasivos corrientes	558,892	663,101	-15.7
Pasivo corriente	**728,242**	**791,481**	**-8.0**
Deuda de largo plazo	446,288	487,363	-8.4
Total Pasivo	**1,174,530**	**1,278,844**	**-8.2**
Ganancias diferidas	**6,271**	**5,287**	**18.6**
Patrimonio	**631,794**	**541,726**	**16.6**
Total Pasivo y Patrimonio	**1,812,595**	**1,825,858**	**-0.7**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	63,667	45,691	
UAIDA	**235,838**	**245,686**	**-4.0**
Ratios Financieros			
Ratio corriente	1.58	1.51	
Ratio de endeudamiento financiero	1.40	1.64	
Ratio de endeudamiento total	1.86	2.36	
Valor contable por acción	1.49	1.43	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

RREYROS S.A.A Y SUBSIDIARIAS

ANEXO 3

ntas netas por Area de Operaciones

n miles de nuevos soles)

	3T 09	%	2T 09	%	3T 08	%	3T 09/ 2T 09 %	3T 09/ 3T 08 %	Acumulado al 30-09-09	%	Acumulado al 30-09-08	%	Variació %
terpillar:													
ran minería	22,775	4.1	126,242	20.8	11,516	2.0	-82.0	97.8	247,806	14.3	135,477	7.5	82.
tros	164,773	30.0	129,863	21.4	171,989	30.0	26.9	-4.2	424,162	24.4	588,682	32.6	-27.
	187,547	34.1	256,105	42.2	183,505	32.1	-26.8	2.2	671,967	38.7	724,159	40.1	-7.
uipos agrícolas	8,186	1.5	9,310	1.5	14,297	2.5	-12.1	-42.7	37,685	2.2	40,440	2.2	-6.
tomotriz	26,282	4.8	35,235	5.8	85,262	14.9	-25.4	-69.2	101,114	5.8	216,056	12.0	-53.
idades usadas	16,802	3.1	13,933	2.3	15,647	2.7	20.6	7.4	37,923	2.2	45,222	2.5	-16.
	238,817	**43.5**	**314,583**	**51.8**	**298,710**	**52.2**	**-24.1**	**-20.1**	**848,690**	**48.9**	**1,025,878**	**56.8**	**-17.**
puestos y servicios	227,096	41.3	204,515	33.7	193,769	33.9	11.0	17.2	642,313	37.0	574,784	31.8	11.
quileres	28,972	5.3	27,042	4.5	22,449	3.9	7.1	29.1	77,955	4.5	48,877	2.7	59.
ras ventas de subsidiarias	54,367	9.9	60,921	10.0	57,484	10.0	-10.8	-5.4	166,383	9.6	155,244	8.6	7.
tal	**549,252**	**100.0**	**607,061**	**100.0**	**572,412**	**100.0**	**-9.5**	**-4.0**	**1,735,341**	**100.0**	**1,804,783**	**100.0**	**-3.**

stribución porcentual de las ventas de la compañía por sectores económicos

	3T 09	2T 09	3T 08	Acumulado al 30-09-2009	Acumulado al 30-09-2008
nería	46.5%	54.7%	37.2%	52.4%	40.6%
nstrucción	23.3%	20.3%	28.1%	19.7%	26.5%
bierno	6.1%	3.9%	5.7%	5.2%	4.1%
rvicios para equipos	3.4%	4.6%	3.2%	3.8%	2.5%
ansporte	2.9%	2.1%	6.6%	3.0%	6.4%
mercio y Servicios	2.5%	3.2%	3.4%	2.7%	2.3%
ricultura	1.7%	1.8%	2.3%	2.4%	3.0%
sca	3.9%	2.7%	2.4%	3.1%	2.8%
drocarburos	2.4%	1.1%	2.0%	1.7%	4.4%
dustria	3.0%	3.2%	3.2%	3.2%	3.0%
ros	4.4%	2.6%	6.1%	2.9%	4.4%
tal	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 30 de setiembre del 2009
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo		Pasivo Financiero
			Parte corriente	Largo Plazo	
Bancos Nacionales	26,700	26,700	-	-	26,700
Bancos Exterior	15,000	15,000	-	-	15,000
Inst. Financ. Nacionales	107,038	45,337	18,805	42,896	107,038
Inst. Financ. del exterior	5,333	-	3,556	1,778	5,333
Proveedores:					
Facturas por pagar a Caterpillar	5,566	5,566			
Letras por pagar a Caterpillar	23,488	23,488			23,488
Otros	18,797	18,797			1,458
Bonos corporativos	88,125	-	17,500	70,625	88,125
Caterpillar Financial Services	58,029	-	18,839	39,190	58,029
Otros pasivos	59,040	59,040			-
Total	407,116	193,927	58,700	154,489	325,171

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 30 de setiembre del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008; sin embargo, con la finalidad de precisar éstos en algunos aspectos, describimos a continuación lo siguiente:

a) La política de la Compañía es efectuar una provisión para las cuentas por cobrar que, después de un estudio exhaustivo, se consideran de cobranza dudosa. Para el registro contable de la provisión para cobranza dudosa se utiliza una cuenta de valuación denominada "Provisión para cuentas de cobranza dudosa".

   Los criterios básicos para dar de baja contra dicha cuenta de valuación los activos financieros deteriorados son los siguientes:

   Agotamiento de la gestión de cobranza, incluyendo ejecución de garantías

   Dificultades financieras del deudor que evidencien la imposibilidad de hacer efectiva la cobranza de la cuenta por cobrar.

b) Contratos de arrendamiento financiero: los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, el cual es igual al valor razonable de los bienes arrendados, y cargándose a resultados los correspondientes gastos

Ferreyros S.A.A.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas máquina utilizadas y línea recta, según corresponda.

c) Las obligaciones financieras se reconocen inicialmente a su valor razonable, netos de los costo de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el período de vigencia del préstamos y/o de las obligaciones usando el método del interés efectivo. La pérdida o ganancia de un pasivo financiero a valor razonable con cambios en ganancias y pérdidas se reconoce en el resultado del período. En el caso de los pasivos financieros registrados al costo amortizado, las ganancias o pérdidas se reconocen en el resultado del período cuando el pasivo financiero se da de baja por haberse extinguido, mediante pago, cancelación o expiración, así como a través del proceso de amortización.

d) Moneda funcional y de presentación: las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Al 30 de setiembre este rubro comprende :

	30-09-09		31-12-08	
	Corriente	**Largo plazo**	**Corriente**	**Largo plazo**
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	492,152	43,312	482,735	62,266
Intereses diferidos	(10,865)	(4,025)	(12,983)	(6,923)
Provisión para cuentas de cobranza dudosa	(44,631)	-	(42,292)	-
	436,656	**39,287**	**427,460**	**55,343**

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

3) EXISTENCIAS

Este rubro comprende:

	30-09-09	31-12-08
	S/.000	S/.000
Máquinas, motores y automotores	386,057	475,028
Repuestos	137,750	144,417
Mercaderías	16,661	64,023
Servicios de taller en proceso	41,818	39,393
Productos en proceso	6,087	10,693
Materias primas y material de empaque	6,814	6,121
Existencias por recibir	34,936	269,453
	630,123	**1,009,128**
Provisión para desvalorización de existencias	(11,445)	(6,541)
	618,678	**1,002,587**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-09-09	30-09-08
	S/.000	S/.000
Saldo inicial	6,541	11,775
Adiciones del período	7,504	2,102
Transferencias al activo fijo	(288)	(1,008)
Aplicaciones por ventas	(2,312)	(3,780)
Otras aplicaciones	-	(4,946)
Saldo final	**11,445**	**4,143**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Revaluación	Transf. de existencias	Transf. a existencias usadas	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	76,393	-	(11,858)	24,559	-	-	-	**89,094**
Edificios y otras construcciones	127,908	3,816	(87)		-	-	5,263	**136,900**
Instalaciones	11,630	877	(183)		-	-	-	**12,324**
Maquinaria y equipo	181,916	11,682	(4,154)		6,493	(3,080)	46	**192,903**
Maquinaria y equipo- Flota de alquiler	313,220	18,257	(17,407)		72,862	(48,553)	-	**338,380**
Unidades de transporte	11,316	639	(270)		-	(49)	76	**11,712**
Muebles y enseres	53,392	2,673	(47)		-	(10)	74	**56,082**
Trabajos en curso	10,527	15,330	(795)		-	-	(5,289)	**19,773**
	786,302	**53,275**	**(34,800)**	**24,559**	**79,355**	**(51,692)**	**170**	**857,167**
Depreciación Acumulada -								
Edificios y otras construcciones	44,573	2,610	(336)		-	-	-	**46,848**
Instalaciones	7,745	595	(35)		-	-	(3)	**8,301**
Maquinaria y equipo	117,032	11,779	(3,036)		-	(135)	(6)	**125,634**
Maquinaria y equipo- Flota de alquiler	58,858	43,869	(4,891)		2,641	(11,293)	(16)	**89,169**
Unidades de transporte	7,940	935	(227)		-	(7)	134	**8,774**
Muebles y enseres	35,812	3,204	(21)		-	(6)	27	**39,016**
	271,959	**62,993**	**(8,547)**		**2,641**	**(11,441)**	**136**	**317,741**
Provisión para desvalorización	(1,778)	-	-	-	288	(333)	-	**(1,823)**
Costo neto	**512,564**							**537,603**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	3,125	9,016	2,500	7,213	625	1,803
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	43,275	15,000	43,275		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	43,275			15,000	43,275
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,850			10,000	28,850
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	43,275			15,000	43,275
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,638			7,500	21,638
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	30,293			10,500	30,293
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	34,620			12,000	34,620
TOTALES			88,125	254,241	17,500	50,488	70,625	203,753

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 12.6 millones.

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, serie A, del primer programa	Enero del 2009	625	1,803
Cuarta emisión, serie B, del primer programa	Febrero del 2009	10,000	28,850
Tercera emisión, serie A, del primer programa	Abril del 2009	625	1,803
Tercera emisión, serie A, del primer programa	Julio del 2009	625	1,803
Totales		11,875	34,259

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,473,289	115,294	82,548	50,001	1,721,132	1,461,263	238,158	51,717	56,218	1,807,355
Utilidad de operación	125,137	3,748	19,273	1,970	150,128	126,881	25,625	12,160	7,869	172,536
Principales activos:										
Cuentas por Cobrar	386,072	56,445	8,444	24,982	475,943	410,440	62,598	8,976	26,558	508,572
Existencias	507,723	79,803	7,816	23,336	618,678	569,915	72,438	9,598	22,239	674,190
Activos fijos	257,663	32,545	235,369	12,026	537,603	242,627	31,103	221,633	11,325	506,688

7) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424'816,167 acciones comunes de un valor nominal de S/.1.10 cada una.

Resultados no realizados incluye excedente de revaluación por S/.17.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en los meses de febrero y mayo 2009, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones. Así mismo, resultados no realizados incluye en el período un débito por S/.2.6 millones por valorización de los contratos de permuta de tasas de interés, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos.

Adicionalmente, resultados no realizados incluye un crédito por S/.1.6 millones por nuestra participación en ajuste patrimonial considerado por compañías asociadas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.1 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.25.6 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.38.9 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó en un principio un recurso de Reclamación ante la Administración Tributaria. La Administración Tributaria consideró infundadas ciertas reclamaciones y prosiguió la cobranza por un total de S/. 32.3 incluidos intereses, al respecto la compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 0.7 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/.11.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de setiembre del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones y S/.1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de setiembre del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 19.6 millones y US $ 16.8 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 5.5 millones, que garantizan transacciones diversas.

9) UTILIDAD POR ACCION

		Trimestres terminados el:		Períodos terminados el:	
		30-09-09	30-09-08	30-09-09	30-09-08
Utilidad neta	S/.	30,489,333	31,447,702	98,382,917	85,259,727
Promedio ponderado de las acciones comunes en circulación		424,816,167	424,816,167	424,816,167	424,816,167
Utilidad básica por acción	S/.	0.0718	0.0740	0.2316	0.2007

La utilidad por acción común básica ha sido determinada de la siguiente manera:

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-09	30-09-08
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	76,714	120,195
Transferencias de inmuebles, maquinarias y equipo a existencias	40,251	79,069

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2009	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

	Notas	Al 30 de Setiembre 2009	Al 31 de Diciembre 2008
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		53,590	81,866
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	436,656	427,460
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		35,090	43,735
Existencias (neto)	3	618,678	1,002,587
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		9,906	6,416
Otros Activos		0	0
Total Activo Corriente		**1,153,920**	**1,562,064**
Activo No Corriente			
Inversiones Financieras		**41,572**	**38,098**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		39,093	35,249
Otras Inversiones Financieras		2,479	2,849
Cuentas por Cobrar Comerciales	2	39,287	55,343
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		5,334	5,334
Inmuebles, Maquinaria y Equipo (neto)	4	537,603	512,564
Activos Intangibles (neto)		2,908	24
Activo por Impuesto a la Renta y Participaciones Diferidos		26,437	25,977
Crédito Mercantil		0	0
Otros Activos		5,534	5,080
Total Activo No Corriente		**658,6[illegible]**	**[illegible]**
TOTAL ACTIVO		**1,812,595**	**2,204,484**

	Notas	Al 30 de Setiembre 2009	Al 31 de Diciembre 2008
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		1,046	986
Obligaciones Financieras		420,451	770,451
Cuentas por Pagar Comerciales		144,079	245,051
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		162,666	114,346
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**728,242**	**1,130,834**
Pasivo No Corriente			
Obligaciones Financieras		446,288	524,685
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		6,271	11,812
Total Pasivo No Corriente		**452,559**	**536,497**
Total Pasivo		**1,180,801**	**1,667,331**
Patrimonio Neto			
Capital	9	467,298	415,449
Acciones de Inversión		0	0
Capital Adicional		0	(113)
Resultados no Realizados	9	26,667	9,970
Reservas Legales	9	39,446	30,895
Otras Reservas		0	0
Resultados Acumulados	9	98,383	80,952
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**631,794**	**537,153**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**631,794**	**537,153**
TOTAL PASIVO Y PATRIMONIO NETO		**1,812,595**	**2,204,484**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Control

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no *Realizados*	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de *Conversión*	Total Patrimonio Neto atribuible a la Matriz	Intereses *Minoritarios*	Total Patrimonio Neto
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	85,260	0	85,260	0	85,260
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	85,260	0	85,260	0	85,260
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,923)	11,945	0	(6,193)	0	(171)	0	(171)
Saldos al 30 de Setiembre de 2008	415,557	0	0	10,014	30,895	0	85,260	0	541,726	0	541,726
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	30,895	0	80,952	0	537,153	0	537,153
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	17,818	0	0	0	0	17,818	0	17,818
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	17,818	0	0	0	0	17,818	0	17,818
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	98,383	0	98,383	0	98,383
Total de ingresos y gastos reconocidos	0	0	0	17,818	0	0	98,383	0	116,201	0	116,201
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	(20,772)	0	(20,772)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,849	0	0	0	0	0	(51,629)	0	220	0	220
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	113	(1,121)	8,551	0	(8,551)	0	(1,008)	0	(1,008)
Saldos al 30 de Setiembre de 2009	467,298	0	0	26,667	39,446	0	98,383	0	631,794	0	631,794

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2009	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		546,424	573,562	1,721,132	1,807,355
Otros Ingresos Operacionales		182	257	1,225	556
Total de Ingresos Brutos		**546,606**	**573,819**	**1,722,357**	**1,807,911**
Costo de Ventas (Operacionales)		(428,329)	(436,205)	(1,344,005)	(1,430,949)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(428,329)**	**(436,205)**	**(1,344,005)**	**(1,430,949)**
Utilidad Bruta		**118,277**	**137,614**	**378,352**	**376,962**
Gastos de Ventas		(46,724)	(51,331)	(147,778)	(141,085)
Gastos de Administración		(29,548)	(24,738)	(83,704)	(72,793)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	3,559	3,258	9,452
Otros Gastos		(1,796)	0	0	0
Utilidad Operativa		**40,209**	**65,104**	**150,128**	**172,536**
Ingresos Financieros		31,763	8,981	87,348	26,949
Gastos Financieros		(20,993)	(23,400)	(74,992)	(61,032)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		882	703	1,916	510
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**51,861**	**51,388**	**164,400**	**138,963**
Participación de los trabajadores		(4,451)	(4,434)	(14,375)	(11,953)
Impuesto a la Renta		(16,921)	(15,506)	(51,642)	(41,750)
Utilidad (Pérdida) Neta de Actividades Contínuas		**30,489**	**31,448**	**98,383**	**85,260**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**30,489**	**31,448**	**98,383**	**85,260**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		30,489	31,448	98,383	85,260
Intereses Minoritarios		0	0	0	0
		30,489	**31,448**	**98,383**	**85,260**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común		0.072	0.074	0.232	0.201
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 30 de Setiembre de 2009	Del 1 de Enero de 2008 al 30 de Setiembre de 2008
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		2,051,342	1,978,841
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		10,691	10,547
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		11,889	11,598
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,064,106)	(1,817,444)
Remuneraciones y Beneficios Sociales		(179,166)	(170,711)
Tributos		(97,041)	(76,775)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(31,177)	(19,896)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**702,432**	**(83,840)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		17,752	1,734
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	86
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		0	0
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(19,687)	(45,615)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(15,330)	(4,309)
Compra y desarrollo de Activos Intangibles		(967)	(1,810)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(18,232)**	**(49,914)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		698	(661)
Emisión y aceptación de Obligaciones Financieras		348,124	793,398
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(968,849)	(597,190)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		[illegible]	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(74,586)	(33,963)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		(20,761)	(40,268)
Otros Pagos de Efectivo Relativos a la Actividad		2,898	1,299
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**(712,476)**	**122,615**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(28,276)**	**(11,139)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	81,866	45,896
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**53,590**	**34,757**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	98,383	85,260
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	5,759	5,009
Desvalorización de Existencias	7,504	2,102
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	62,993	45,593
Amortización de Activos Intangibles	677	95
Amortización de Otros Activos	0	0
Provisiones	38,665	34,043
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	74,992	48,307
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	0	0
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(4,210)	(644)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(1,916)	(510)
Impuesto a la Renta y Participación de los Trabajadores	(4,044)	469
Otros	(7,783)	(18,707)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(2,450)	(133,156)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	20,440	(37,129)
(Aumento) Disminución en Existencias	372,210	(59,106)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(6,530)	2,422
(Aumento) Disminución de Otros Activos	(293)	(1,715)
Aumento (Disminución) de Cuentas por Pagar Comerciales	90,453	56,390
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	22,275	(9,862)
Aumento (Disminución) de Otras Cuentas por Pagar	(64,6[illegible])	(102,701)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**702,432**	**(83,840)**

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915